Toothy Cow Productions, LLC

Profit and Loss

January - December 2021

	TOTAL
Income	**$0.00**
GROSS PROFIT	**$0.00**
Expenses	
Advertising & marketing	**500,033.79**
Commissions & fees	35,000.00
Contract labor	210,841.02
General business expenses	**23,501.98**
Insurance	**314.50**
Legal & accounting services	**57,483.41**
Meals	1,777.38
Office expenses	**41,757.54**
Payroll expenses	**399,583.59**
Production Fee	175,000.00
Taxes paid	**36,757.83**
Travel	12,283.49
Unapplied Cash Bill Payment Expense	-15,916.16
Total Expenses	**$1,478,418.37**
NET OPERATING INCOME	**$ -1,478,418.37**
NET INCOME	**$ -1,478,418.37**

Toothy Cow Productions, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bill.com Money Out Clearing	1,000.00
Cash	217,841.69
Total Bank Accounts	**$218,841.69**
Other Current Assets	
U.S. savings bonds and investments	3,050,000.00
Total Other Current Assets	**$3,050,000.00**
Total Current Assets	**$3,268,841.69**
Fixed Assets	
Tools, machinery, and equipment	3,617.93
Total Fixed Assets	**$3,617.93**
TOTAL ASSETS	**$3,272,459.62**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card	6,643.64
Total Credit Cards	**$6,643.64**
Total Current Liabilities	**$6,643.64**
Total Liabilities	**$6,643.64**
Equity	
Retained Earnings	
Shareholder's Investment	4,744,234.35
Net Income	-1,478,418.37
Total Equity	**$3,265,815.98**
TOTAL LIABILITIES AND EQUITY	**$3,272,459.62**

Statement of Stockholders Equity

	Common Units	Preferred Units	Contributed Capital	Accumulated Deficit	Total Members' Equity
Issuance of founders' common units	15,000,000				
Issuance of preferred units for cash		4,997,423	$ 4,993,873		$ 4,993,873
Offering Expense			$ (249,639)		$ (249,639)
Equity-based compensation	357,150				
Net Loss					$ (1,478,418)
Balance as of December 31, 2021	15,357,150	4,997,423	$ 4,744,234		$ 3,265,816


Toothy Cow Productions, LLC.
Notes to the Financial Statements
December 31, 2021


Organization

Toothy Cow Productions, LLC (the Company" or TCP") is a Tennessee limited liability company, formed on March 9, 2021 solely to develop and produce an episodic television series entitled The Wingfeather Saga. The Series is based on the 4-book Wingfeather series by Andrew Peterson. The company is a subsidiary of Shining Isle Productions, LLC. The officers of the Company are officers or owners of Shining Isle Productions, LLC.

Net Loss

These are expenses against fundraising and the production of The Wingfeather Saga Season 1. Operating expenses other than the production of Season 1 were $1,038,158. These expenses were primarily attributable to $500,034 in advertising and marketing, $113,485 in legal and professional fees, $249,639 in Angel Portal fees, and $175,000 in royalties, meals, and travel expenses. As of December 31, 2021, $683,255 of costs were incurred in the direct production of video content.

The Angel Portal fees were deduced directly from funds raised before distribution to Toothy Cow Productions, LLC.

I, James Chris Wall, certify that the financial statements of Toothy Cow Productions, LLC included in this Form are true and complete in all material respects.

By:___/s/ James Chris Wall_____
        Manager